Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Graphic Packaging Holding Company for the registration of up to $500,000,000 of any combination of common stock, preferred stock, debt securities, guarantees of debt securities, depositary shares, warrants to purchase common stock, preferred stock or debt securities, purchase contracts or units and to the incorporation by reference therein of our report dated February 23, 2010, with respect to the consolidated financial statements and schedule of Graphic Packaging Holding Company, and the effectiveness of internal control over financial reporting of Graphic Packaging Holding Company at December 31, 2009, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
April 26, 2010